

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 4, 2008

By Facsimile and U.S. Mail

Mr. Joseph Tik Tung Wong
Chief Financial Officer
China Premium Lifestyle Enterprise, Inc.
10/F, Wo Kee Hong Building
585-609 Castle Peak Road
Kwai Chung, N.T. Hong Kong

RE: China Premium Lifestyle, Inc.
Form 10-K for the year ended December 31, 2007
Filed March 31, 2008
File No. 333-120807

Dear Mr. Wong:

We have reviewed your supplemental response letter dated August 27, 2008 as well as your filing and have the following comments. We have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for the Fiscal Year Ended December 31, 2007

Results of Operations, page 25

1. We note your response to our prior comment one and we are not persuaded that your business model excludes you from providing revenues for new vehicles and revenues for used vehicles. As previously requested, for each period presented, please revise your disclosure to provide new and used vehicle sales. Further, revise your disclosure to provide a detailed discussion and analysis that addresses the impact of price changes and quantity of cars sold as required by Item 303(A)(3)(iii) of Regulation S-K. Show us what your disclosure will look like revised. We may have further comment.

Consolidated Statement of Income, page F-5

2.   We note your response to our prior comment two. Please address in detail the
        matter specifically related to providing the summary financial information
        required by Rule 4-08 (g) of Regulation S-X with respect to your significant
        equity method investments. Please include in your response your tests of
        significance for each year presented. See Rule 1-02 (w) of Regulation S-X.
        Please advise or revise. We may have further comment.

        Please respond to these comments through correspondence over EDGAR within
10 business days or tell us when you will provide us with a response. You may contact
Robert Babula, Staff Accountant, at (202) 551-3339 or Donna Di Silvio, Senior Staff
Accountant, at (202) 551-3202 if you have questions regarding comments on the
financial statements and related matters. Please contact me at (202) 551-3720 if you have
any other questions.

                                                        Sincerely,

                                                        Andrew Mew
                                                        Accounting Branch Chief